UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ASPEN TECHNOLOGY, INC.

(Name of Subject Company (Issuer))

EMERSON ELECTRIC CO.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

045327103

(Cusip Number of Class of Securities)

Michael Tang

Senior Vice President, Secretary & General Counsel

Emerson Electric Co.

8000 West Florissant Avenue

St. Louis, MO 63136

314-553-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Phillip R. Mills Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4618	Cheryl Chan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4503

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a potential tender offer by Emerson Electric Co., a Missouri corporation (“Parent”), directly or through a wholly-owned subsidiary, to acquire all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Aspen Technology, Inc., a Delaware corporation (the “Company”), that are not already owned by Parent.

FORWARD-LOOKING STATEMENTS

This Schedule TO contains forward-looking statements related to Emerson, AspenTech and the proposed acquisition by Emerson of the outstanding shares of common stock of AspenTech that Emerson does not already own. These forward-looking statements are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the business combination and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, future financial results, synergies, growth potential, market profile, business plans and expanded portfolio; the competitive ability and position of the combined company; filings and approvals relating to the proposed transaction; the ability to complete the proposed transaction and the timing thereof; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: (1) the risk that a transaction with AspenTech may not be agreed with the AspenTech special committee; (2) the risk that the non-waivable condition that the requisite majority of the holders of AspenTech common stock which are unaffiliated with Emerson tender in or approve the proposed transaction is not met; (3) the risk that a transaction with AspenTech may not otherwise be consummated; (4) uncertainties as to the timing of the transaction; (5) unexpected costs, charges or expenses resulting from the proposed transaction; (6) uncertainty of the expected financial performance of AspenTech following completion of the proposed transaction; (7) failure to realize the anticipated benefits of the proposed transaction; (8) inability to retain and hire key personnel; (9) potential litigation or regulatory approval requirements in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (10) evolving legal, regulatory and tax regimes; (11) changes in economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (12) the ability of Emerson and AspenTech to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; (13) the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (14) actions by third parties, including government agencies; (15) potential adverse reactions or changes to business relationships resulting from the announcement of the proposal or completion of the transaction; (16) the risk that disruptions from the proposed transaction will harm Emerson’s and AspenTech’s business, including current plans and operations; and (17) other risk factors as detailed from time to time in the companies’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. All forward-looking statements are based on information currently available to Emerson, and Emerson assumes no obligation and disclaim any intent to update any such forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Schedule TO relates to a proposal that Emerson has made for an acquisition by Emerson of all of the shares of issued and outstanding common stock of AspenTech not already owned by Emerson. In furtherance of this proposal and subject to future developments, Emerson may file one or more tender offer statements or other documents with the SEC. This Schedule TO is not a substitute for any tender offer statement or other document Emerson may file with the SEC in connection with the proposed transaction.

Investors are urged to read the tender offer statements and/or other documents filed with the SEC carefully in their entirety if and when they become available, as they will contain important information about the proposed transaction. Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Emerson through the website maintained by the SEC at http://www.sec.gov.

This Schedule TO shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. A solicitation and an offer to buy shares of AspenTech will be made only pursuant to an offer to purchase and related materials that Emerson may file with the SEC.

Any information concerning AspenTech contained in this Schedule TO has been taken from, or based upon, publicly available information. Although Emerson does not have any information that would indicate that any information contained in this Schedule TO that has been taken from such documents is inaccurate or incomplete, Emerson does not take any responsibility for the accuracy or completeness of such information.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Transcript of Emerson Electric Co.’s fiscal year 2024 earnings call on November 5, 2024